November 21, 2019

Buck Jordan
Chief Executive Officer
Miso Robotics, Inc.
561 East Green Street
Pasadena, CA 91101

       Re: Miso Robotics, Inc.
           Offering Statement on Form 1-A
           Filed November 6, 2019
           File No. 024-11112

Dear Mr. Jordan:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Risk Factors, page 7

1. It appears that your two customers, CaliBurger and Compass Group/Levy Restaurants, are
      related parties. Please revise to include a risk factor discussing risks to you and your stockholders related to the fact that your only two customers are related parties.
The Company is spending time and resources with no contractual commitment..., page 8

2. You disclose that you currently have no signed customer contracts. Please reconcile the disclosure in this risk factor with the disclosure concerning your agreements with
      CaliBurger and Compass Group/Levy Restaurants.
 Buck Jordan
FirstName LastNameBuck Jordan
Miso Robotics, Inc.
Comapany 21, 2019 Robotics, Inc.
November NameMiso
Page 2
November 21, 2019 Page 2
FirstName LastName
Our Business
Customers, page 14

3. You disclose that you recently signed a commercial contract with a value of $11 million with CaliBurger. Please clarify whether CaliBurger is contractually obligated to purchase a minimum of $11 million of your products or services. Further, summarize other material terms of your agreement with CaliBurger.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 15

4. Please revise to include a discussion and analysis of your financial condition and results of operations for each fiscal year and interim period for which financial statements are required. To the extent the discussion of revenue generated during these periods relates to related party revenues, please disclose this. See Item 9 of Form 1-A. Compensation of Directors and Executive Officers, page 18

5. Please provide the annual compensation of the three highest paid persons who served as executive officers or directors during the fiscal year ended December 31, 2018. Please note that this may include persons who no longer serve as executive officers or directors of the company. See Item 11 of Form 1-A.
Interest of Management and Others in Certain Transactions, page 19

6. We note that you generally describe certain related party transactions on page 19. For each transaction, please ensure you provide all of the information required by Item 13 of
         Form 1-A. For example, disclose the amount involved in the transaction, the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described.
7. On page F-16, you disclose that you recently entered into a senior note agreement with
         Wavemaker VC for a principal amount of $675,000. On pages 16 and 17, you disclose that Buck Jordan, your CEO, is a partner at Wavemaker Partners and a founder of
         Wavemaker Labs and that Nick Degnan, a director, is a principal at Wavemaker Labs. To the extent Mr. Jordan, Mr. Degnan or other covered persons have a direct or indirect material interest in this transaction due to their affiliation with Wavemaker VC, please revise to disclose the information required by Item 13 of Form 1-A. Additionally, while we note that you have filed a form of the note and warrant purchase agreement as an exhibit, please file an executed version with your next amendment. Security Ownership of Management and Certain Security Holders, page 19

8. Disclosure on page 16 indicates that you have two executive officers and three directors.
         While we note that your beneficial ownership table appears to have a placeholder for disclosure of the beneficial ownership of your directors as a group, please revise to
 Buck Jordan
FirstName LastNameBuck Jordan
Miso Robotics, Inc.
Comapany 21, 2019 Robotics, Inc.
November NameMiso
Page 3
November 21, 2019 Page 3
FirstName LastName
         disclose the beneficial ownership of all of your executive officers and directors as a group. Additionally, ensure that you disclose the beneficial ownership of any shareholder who beneficially owns more than 10% of any class of voting securities. See Item 12(a) of
         Form 1-A.
Signatures, page 28

9. Form 1-A requires the signatures of your principal financial officer, principal accounting officer and a majority of the members of your board of directors. Please provide the signatures of these individuals and indicate the capacity or capacities in which each individual is signing the offering statement. See Instruction 1 to Signatures of Form 1-A.
General

10. We note that you have placeholders for certain disclosures, including, but not limited to, the number of shares you will offer and dilution-related disclosures. Please revise to provide this information as soon as practicable. See Rule 253 of Regulation A.
11. Article 12 of your amended and restated certificate of incorporation appears to contain a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
12. Throughout your offering memorandum, there are various statements regarding the market penetration and effectiveness of your product. For example, on page 4 you state that over
         3.1 billion people have seen the Flippy in the news and that your product has the potential to increase the profit margins at restaurants from 5% to 14%. Please revise to include the bases for these and other statements touting the effectiveness of your product.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Buck Jordan
Miso Robotics, Inc.
November 21, 2019
Page 4

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameBuck Jordan
                                                             Division of
Corporation Finance
Comapany NameMiso Robotics, Inc.
                                                             Office of
Technology
November 21, 2019 Page 4
cc:       Andrew Stephenson, Esq.
FirstName LastName